Subsidiaries of Tradeweb Markets Inc.

	Subsidiary	Jurisdiction of Incorporation / Formation
1.	Tradeweb Markets LLC	Delaware
2.	BNX LLC	Delaware
3.	BondDesk Group LLC	Delaware
4.	Dealerweb Inc.	New York
5.	DW SEF LLC	Delaware
6.	Munigroup.com, LLC	Delaware
7.	Refinitiv US Tradeweb LLC	Delaware
8.	Tech Hackers LLC	Delaware
9.	TIPS LLC	Wyoming
10.	Tradeweb Commercial Information Consulting (Shanghai) Co., Ltd.	People’s Republic of China
11.	Tradeweb Direct LLC	Delaware
12.	Tradeweb EU B.V.	Netherlands
13.	Tradeweb Europe Limited	England and Wales
14.	Tradeweb Execution Services Limited	England and Wales
15.	Tradeweb Global Holding LLC	Delaware
16.	Tradeweb Global LLC	Delaware
17.	Tradeweb IDB Markets, Inc.	Delaware
18.	Tradeweb Japan K.K.	Japan
19.	Tradeweb LLC	Delaware
20.	Tradeweb Markets International LLC	Delaware
21.	TW SEF LLC	Delaware
22.	TWC Limited	Cayman Islands
23.	TWEL Holding LLC	Delaware